Exhibit 12.2
Kronos International, Inc. and Subsidiaries
Statements of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(In millions, except ratios)

	Years ended December 31,
	2002(2)	2003(2)	2004(2)	2005(2)	2006

Fixed charges:
Total interest expense	$35.4	$32.6	$36.7	$43.9	$63.3
Interest component of rent expense(1)	2.4	3.0	2.7	2.8	2.8

Total fixed charges	37.8	35.6	39.4	46.7	66.1

Adjustments:
Income before income taxes and minority interest	63.4	82.9	64.1	119.6	66.0
Amortization of capitalized interest	.5	.5	.5	.4	.3

Total adjustments	63.9	83.4	64.6	120.0	66.3

Total earnings available for fixed charges	$101.7	$119.0	$104.0	$166.7	$132.4

Ratio of earnings to combined fixed charges (3)	2.7	3.3	2.6	3.6	2.0

(1)	The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.

(2)	Amounts for 2002 through 2005 have been adjusted for the effects of adopting FSP No. AUG AIR-1. See Note 15 to our Consolidated Financial Statements

(3)	Computed as (y) total earnings available for fixed charges to (z) total fixed charges.